CEL-SCI CORPORATION

                              8229 Boone Blvd. #802
                                Vienna, VA 22182
                                 (703) 506-9460


                                 April 25, 2007

Dana Hartz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Form 10-K
            File No. 001-11889


      The following is the response of CEL-SCI Corporation (the "Company") to your letter dated March 28, 2007.

      Geert R. Kersten, the Company's Chief Executive and Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by the Company's report on From 10-K for the year ended September 30, 2006, and in his opinion the Company's disclosure controls and procedures are effective. There were no changes in the Company's internal controls over financial reporting that occurred during the fiscal year ended September 30, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

      The Company understands that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in its 10-K report;

          o Staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the 10-K report; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,


                                /s/ Geert R. Kersten
                                    --------------------------------------
                                    Geert R. Kersten, Chief Executive Officer